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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D
                                    (RULE 13d-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                  AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                  (AMENDMENT NO. 3)


                              NATIONAL MEDIA CORPORATION
-------------------------------------------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.01 par value
-------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      636919102
-------------------------------------------------------------------------------
                                    (CUSIP Number)


                    Daniel M. Yukelson, Chief Financial Officer
                 15821 Ventura Blvd., Suite 570, Encino, CA  91416
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   October 23, 1998
-------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 636919102                   13D                 Page  2  of  10  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (Entities Only)

     ERIC R. WEISS CHARITABLE REMAINDER TRUST
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     CALIFORNIA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  26,619,854
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  255,936
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     26,619,854
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     51.11%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636919102                   13D                 Page  3  of  10  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (Entities Only)

     TEMPORARY MEDIA CO., LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  26,619,854
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  2,975,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     26,619,854
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     51.11%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636919102                   13D                 Page  4  of  10  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (Entities Only)

     DANIEL M. YUKELSON
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item  2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  26,619,854
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  307,241
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,975,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     26,619,854
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     51.11%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636919102                   13D                 Page  5  of  10  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (Entities Only)

     ERIC R. WEISS
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  26,619,854
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,024,067
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  3,230,936
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     26,619,854
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     51.11%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636919102                   13D                 Page  6  of  10  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (Entities Only)

     TRUE-DB, INC.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     NEVADA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  26,619,854
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,975,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     26,619,854
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     51.11%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 636919102                   13D                 Page  7  of  10  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (Entities Only)

     STEPHEN C. LEHMAN
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  26,619,854
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  3,071,948
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,975,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     26,619,854
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     51.11%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page  8  of  10  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

     This statement relates to Common Stock, $.01 par value per share ("Common Stock"), issued by National Media Corporation, a Delaware Corporation ("NMC"). The address of the principal executive offices NMC is 15821 Ventura Blvd., Suite 570, Encino, CA 91416.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed on behalf of the following persons:

     Temporary Media Co., LLC, a Delaware limited liability company ("TMC"), of 15821 Ventura Boulevard, Suite 570, Encino, California 91436. TMC's principal business is the provision of management consulting services to NMC.

     Stephen C. Lehman ("Lehman"), of 15821 Ventura Boulevard, Suite 570, Encino, California 91436. Lehman is the Chairman of the Board and Chief Executive Officer of NMC and a managing member of TMC.

     True-DB, Inc., a Nevada corporation ("True-DB"), of 15821 Ventura Boulevard, Suite 570, Encino, California 91436. True-DB's principal business is investment and consulting.

     Eric R. Weiss ("Weiss"), of 15821 Ventura Boulevard, Suite 570, Encino, California 91436. Weiss is Vice Chairman of the Board and Chief Operating Officer of NMC and a managing member of TMC.

     Daniel M. Yukelson ("Yukelson"), of 15821 Ventura Boulevard, Suite 570, Encino, California 91436. Yukelson is Executive Vice President of Finance, Chief Financial Officer and Secretary of NMC and a managing member of TMC.

     None of the above persons has, during the last five years, been either
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as the result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     TMC received options to purchase 212,500 shares of Common Stock (the "TMC Options") and warrants to purchase up to 2,762,500 shares of Common Stock (the "TMC Warrants") from NMC in consideration of its agreement to provide management consulting services to NMC.

     Lehman received 1366.0 shares of Series E Convertible Preferred Stock of NMC ("Series E Stock"), 2,489.3 shares of Series D Convertible Preferred
Stock of NMC ("Series D Stock") and warrants to purchase 135,641 shares of Common Stock in consideration of the cancellation of his membership in NM Acquisition Co., LLC, a Delaware limited liability company ("ACO") (See
Item 5, below). Lehman purchased his membership interest in ACO for $3,000,000 in cash from his personal funds.

     Weiss received 455.4 shares of Series E Stock, 829.8 shares of Series D Stock and warrants to purchase 45,214 shares of Common Stock in consideration of the cancellation of his membership interest in ACO. Weiss purchased his membership interest in ACO for $1,000,000 in cash from his personal funds.

     Yukelson received 136.6 shares of Series E Stock, 249 shares of Series D Stock and warrants to purchase 13,564 shares of Common Stock in consideration of the cancellation of his membership interest in ACO. Yukelson purchased his membership interest in ACO for $300,000 in cash from his personal funds.

                                                          Page  9  of  10  Pages
                                                               ---    ---

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the transactions described below was to cause TMC to acquire control of NMC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The aggregate number of shares of outstanding Common Stock is 25,466,937, based on NMC's Proxy Statement filed with the SEC as of September 23, 1998. For the purposes of percentage calculations under this Item 5, the number of outstanding shares is increased to reflect the relevant issuances of Common Stock on a diluted basis.

     Each of the persons identified in Item 2 is the beneficial owner of 26,619,854 shares of Common Stock, representing 51.11% of the outstanding Common Stock on a diluted basis, as a result of the following:

     On August 11, 1998, ACO purchased 10,000 shares of Series D Stock and warrants to purchase up to 992,942 shares of Common Stock (the "ACO Warrants"). Each share of Series D Stock is convertible into 931.8579 shares of Common Stock.

     On October 23, 1998, ACO purchased 20,000 shares of Series E Stock. Each share of Series E Stock is convertible into 666.6667 shares of Common Stock.

     On October 23, 1998, ACO dissolved by the written consent of its members. At the time of the dissolution, ACO was the beneficial owner of 23,644,854 shares of Common Stock, which it was entitled to acquire pursuant to the conversion of Series D Stock and the Series E Stock and the exercise of the ACO Warrants. Subsequent to the dissolution, each former member of ACO (a "Member") granted to TMC an irrevocable proxy (a "Proxy") to vote such Member's share of such NMC securities at any election of directors of NMC prior to October 26, 1999.

     On August 11, 1998, NMC issued to TMC (a) options to purchase 212,500 shares of Common Stock (the "TMC Options") and (b) warrants to purchase up to 2,762,500 shares of Common Stock (the "TMC Warrants").

     Lehman, True-DB and Yukelson are the managing members of TMC. Weiss is the controlling stockholder of True-DB. Each of Lehman, Weiss, True-DB and Yukelson is the beneficial owner of the 2,975,000 shares of Common Stock which TMC has the right to acquire because each has shared power to direct the voting and disposition of such Common Stock through their control of TMC.

     TMC is the beneficial owner of the 23,644,854 shares of Common Stock subject to the Proxy because TMC has power to direct the voting of such Common Stock by virtue of the Proxy. Each of Lehman, Weiss, True-DB and Yukelson is likewise the beneficial owner of the 23,644,854 shares of Common Stock subject to the Proxy because each has shared power to direct the voting of such Common Stock through their control of TMC.

     The Eric R. Weiss Charitable Remainder Trust (the "Trust") has the right to acquire 255,936 shares of Common Stock by virtue of its ownership of 207.4 shares of Series E Stock, 113.8 shares of Series D Stock and warrants to purchase 11,303 shares of Common Stock. Eric R. Weiss is the manager of the Trust and thereby has power to direct the voting of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 5 as to the Proxies.

     On October 23, 1998, NMC, Lehman, Weiss, Yukelson and all of the other Members entered into a Shareholders' Agreement pursuant to which each Member has agreed that prior to October 23, 1999, each Member (a) shall not convert or sell any Series E Stock, (b) shall not sell 50% of the Series D Stock (or the underlying Common Stock) held by such Member and (c) shall not sell 50% of the NMC warrants (or the underlying Common Stock) held by such Member. In addition, each Member shall be entitled to sell a maximum of 12.5% of the other 50% of such Series D Stock and warrants in any quarter, which 12.5% may accumulate up to a maximum of 25% in any one quarter.

                                                          Page 10  of  10  Pages
                                                               ---    ---

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A -- Limited Power of Attorney for Section 16(a) and Section 13(d) Filings.

     Exhibit B -- Stock Purchase Agreement, dated August 11, 1998, by and between NMC and ACO, incorporated by reference to Exhibit 10.1 to the Form 8-K of NMC dated August 18, 1998 (File No. 001-06715).

     Exhibit C -- Letter Agreement, dated August 12, 1998, by and between NMC, ACO, RGC International Investors, LDC and Capital Ventures
International, incorporated by reference to Exhibit 10.4 to the Form 8-K of NMC dated August 18, 1998 (File No. 001-06715).

     Exhibit D -- Consulting Agreement, dated August 11, 1998, by and between NMC and TMC, incorporated by reference to Exhibit 10.2 to the Form 8-K of NMC dated August 18, 1998 (File No. 001-06715), by and between the Members and NMC.

     Exhibit E -- Stockholders Agreement, dated October 23, 1998, by and between the Members and NMC.

     Exhibit F -- Form of Irrevocable Proxy, dated as of October 23, 1998, to be executed by each Member.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                         November 2, 1998
                                        --------------------------------------
                                        (Date)


                                        TEMPORARY MEDIA CO., LLC
                                        a Delaware limited liability company


                                        By  /s/ Daniel M. Yukelson
                                           -----------------------------------
                                                 Daniel M. Yukelson
                                                 Managing Member


                                        STEPHEN C. LEHMAN,
                                        ERIC R. WEISS and
                                        TRUE-DB, INC, a Nevada corporation



 /s/ Daniel M. Yukelson                 By  /s/ Daniel M. Yukelson
------------------------------             -----------------------------------
DANIEL M. YUKELSON                               Daniel M. Yukelson,
                                                 Attorney in fact